                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    G0535E106
                                 (CUSIP Number)

                             Michael J. Hagan, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                                 (212) 626-4400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 15, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. G0535E106

===========================================================================================================
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SINO-JP FUND CO., LTD.
        IRS IDENTIFICATION NO. - N/A - FOREIGN CORPORATION
-----------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (a) [x]
                                                                                         (b) [ ]
-----------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                                       [ ]
-----------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
-----------------------------------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER:
                                  0
                         ----------------------------------------------------------------------------------
NUMBER OF SHARES         8.       SHARED VOTING POWER:
BENEFICIALLY                      10,074,102
OWNED BY EACH            ----------------------------------------------------------------------------------
REPORTING PERSON         9.       SOLE DISPOSITIVE POWER:
WITH                              0
                         ----------------------------------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER:
                                  10,074,102
-----------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,074,102
-----------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                         72.8%
-----------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: IV, CO
===========================================================================================================

                                                        2

CUSIP No. G0535E106

===========================================================================================================
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SINO-JP ASSETS MANAGEMENT CO., LTD.
        IRS IDENTIFICATION NO. - N/A - FOREIGN CORPORATION
-----------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (a) [x]
                                                                                         (b) [ ]
-----------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                                       [ ]
-----------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
-----------------------------------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER:
                                  0
                         ----------------------------------------------------------------------------------
NUMBER OF SHARES         8.       SHARED VOTING POWER:
BENEFICIALLY                      10,074,102
OWNED BY EACH            ----------------------------------------------------------------------------------
REPORTING PERSON         9.       SOLE DISPOSITIVE POWER:
WITH                              0
                         ----------------------------------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER:
                                  10,074,102
-----------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                10,074,102
-----------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                72.8%

-----------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: IA, CO
===========================================================================================================

                                                        3

CUSIP No. G0535E106

===========================================================================================================
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EXPERT TIME HOLDINGS LIMITED
        IRS IDENTIFICATION NO. - N/A - FOREIGN CORPORATION
-----------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (a) [x]
                                                                                         (b) [ ]
-----------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                                       [ ]
-----------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        BRITISH VIRGIN ISLANDS
-----------------------------------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER:
                                  0
                         ----------------------------------------------------------------------------------
NUMBER OF SHARES         8.       SHARED VOTING POWER:
BENEFICIALLY                      10,074,102
OWNED BY EACH            ----------------------------------------------------------------------------------
REPORTING PERSON         9.       SOLE DISPOSITIVE POWER:
WITH                              0
                         ----------------------------------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER:
                                  10,074,102
-----------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,074,102
-----------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  72.8%
-----------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: CO
===========================================================================================================

                                                      4

CUSIP No. G0535E106

===========================================================================================================
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WELLEN SHAM
        IRS IDENTIFICATION NO. - N/A
-----------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (a) [x]
                                                                                         (b) [ ]
-----------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                                       [ ]
-----------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-----------------------------------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER:
                                  0
                         ----------------------------------------------------------------------------------
NUMBER OF SHARES         8.       SHARED VOTING POWER:
BENEFICIALLY                      10,074,102
OWNED BY EACH            ----------------------------------------------------------------------------------
REPORTING PERSON         9.       SOLE DISPOSITIVE POWER:
WITH                              0
                         ----------------------------------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER:
                                  10,074,102
-----------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 10,074,102
-----------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                 72.8%
-----------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN
===========================================================================================================

                                                          5

ITEM 1.  Security and Issuer.

         The class of securities to which this Statement relates is the Common
Stock, par value $0.01 per share, of Asia Pacific Wire & Cable Corporation
Limited, a Bermuda corporation (the "Company"). The principal executive office of the Company is located at 19 Benoi Road, Level 3A, Sigma Cable High Tech
Complex, Singapore 629909.

ITEM 2.  Identity and Background.

         This Statement is filed by Sino-JP Fund Co., Ltd. ("Sino-JP"), Sino-JP
Assets Management Co., Ltd. ("Sino-JP Assets"), Expert Time Holdings Limited
("Expert") and Wellen Sham. The principal business address of Sino-JP is The
Imperial Hotel Tower, 17F, 1-1-1, Uchi-saiwaicho, Chiyoda-ku, Tokyo, Japan. The principal business address of Sino-JP Assets is Room 601, Lane 1398, Uptown No.
3, Gubei Road, Gubei New Area, Shanghai 200336, China. The principal business address of Expert is Room 601, Lane 1398, Uptown No. 3, Gubei Road, Gubei New
Area, Shanghai 200336, China. The principal business address of Mr. Sham is Room
601, Lane 1398, Uptown No. 3, Gubei Road, Gubei New Area, Shanghai 200336,
China.

         Mr. Sham's principal occupation is merchant.

         None of the reporting persons or the officers and directors of any of the reporting persons have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         None of the reporting persons or the officers and directors of any of the reporting persons were during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Share Purchase Agreement (the "Share Purchase Agreement")
entered into by Asset Managers Co., Ltd ("AMC") and Pacific Electric Wire &
Cable Co., Ltd. ("PEWC") on September 10, 2004, AMC paid $26,000,000 to acquire the 10,074,102 shares described in Item 4 using funds included in its working capital. AMC has assigned all its rights under the Share Purchase Agreement to
Sino-JP.

ITEM 4.  Purpose of Transaction.

         The reporting persons have acquired the shares of the Company for investment purposes.

         On July 2, 2004, Set Top International, Inc. ("Set Top"), PEWC and the
Company entered into a Settlement Agreement (the "Settlement Agreement") to resolve certain competing claims regarding the ownership of 10,074,102 shares of common stock of the Company. Under the terms of the Settlement Agreement, PEWC, the Company and Set Top agreed to release all claims and

                                       6

obligations and agreed to dismiss all proceedings against each other. Pursuant to the Settlement Agreement, 10,074,102 shares (constituting 6,976,666 shares held by Pacific USA Holdings Corp. and 3,097,436 shares held by Kinbong Holdings
Limited, both subsidiaries of PEWC) of the common stock of the Company were registered in the name of Set Top. The certificates representing these shares were delivered to an escrow agent (the "Escrow Agent") pursuant to the terms of an Escrow Agreement dated on or about July 9, 2004 among Set Top, the Escrow
Agent, PEWC and the Company.

         Under the Settlement Agreement, PEWC had the right to repurchase the
10,074,102 shares of common stock of the Company held by the Escrow Agent for a purchase price of $25,000,000. In order to exercise this repurchase right, PEWC was required to make full payment of the purchase price to the Escrow Agent by
September 30, 2004. PEWC and AMC agreed that the repurchase right would be exercised by AMC.

         Pursuant to the Share Purchase Agreement, on September 15, 2004, AMC
purchased from Set Top 10,074,102 shares of the Company at a price of US$2.581 per share or a total of $26 million (which included certain transaction expenses). AMC assigned all its rights under the Share Purchase Agreement and all its interest in these shares to Sino-JP pursuant to a direction letter addressed to PEWC (the "Direction"). According to the terms of the Share
Purchase Agreement and the Direction, Sino-JP has the right to appoint up to three directors to the board of each of the Company and any of its subsidiaries.
These directors appointed by Sino-JP shall have the absolute right to veto any resolution which would otherwise be passed by the relevant board. The Company has agreed to amend its bye-laws, and to cause each of its subsidiaries to amend their respective bye-laws or equivalent charter documents, to grant that veto right to the designee directors of Sino-JP.

         Pursuant to an Option and Return Guarantee Agreement entered into by
PEWC and AMC, for a period of three years from the closing date of the Share
Purchase Agreement, PEWC has a call option to purchase 7,307,948 of the shares, representing 52.84% of the outstanding shares of the Company, at a strike price of US$2.581 each.

ITEM 5.  Interest in Securities of the Issuer.

         Pursuant to the terms of the Share Purchase Agreement as described in
Item 4 above, as of September 15, 2004, Sino-JP beneficially owns 10,074,102 shares of common stock of the Company. These shares represent a 72.8%
controlling interest in the Company. Sino-JP is a wholly-owned subsidiary of
Sino-JP Assets. Expert is the majority shareholder of Sino-JP Assets. Mr. Wellen
Sham is the sole shareholder, officer and director of Expert.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 4 above is incorporated herein by reference. Additionally, Sino-JP and Sino-JP Assets entered into that certain investment management agreement on September 9, 2004 (the "Investment Management
Agreement"), pursuant to which Sino-JP appointed Sino-JP Assets to manage its investment in the Company.

                                       7

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A     -     Joint Filing Agreement

         Exhibit B     -     Share Purchase Agreement

         Exhibit C     -     Option and Return Guarantee Agreement

         Exhibit D     -     Investment Management Agreement

         Exhibit E     -     Direction

                                       8

                                   SCHEDULE 1

     Information Regarding Officers and Directors of Sino-JP Fund Co., Ltd.
                     and Sino-JP Assets Management Co., Ltd.

                             SINO-JP FUND CO., LTD.

                                            Directors
                                            ---------
----------------------------------------------------------------------------------------------
    Name and Title                Address            Principal Occupation      Citizenship
----------------------------------------------------------------------------------------------

Wellen Sham              Room 601, Lane 1398,        Merchant               USA
Director                 Uptown No. 3, Gubei Road,
                         Gubei New Area, Shanghai
                         200336, China
------------------------ --------------------------- ---------------------- ------------------
Ryoji Furukawa           The Imperial Hotel Tower,   Merchant               Japan
Director                 17F, 1-1-1,
                         Uchi-saiwaicho,
                         Chiyoda-ku, Tokyo, Japan
------------------------ --------------------------- ---------------------- ------------------
Takehiko Wakayama        15-14                       Merchant               Japan
Director                 Hoshigaoka-motmachi,
                         Chikusa-ku, Nagoya,
                         464-0802, Japan
----------------------------------------------------------------------------------------------

                                       Executive Officers
                                       ------------------
----------------------------------------------------------------------------------------------
    Name and Title                Address            Principal Occupation      Citizenship
----------------------------------------------------------------------------------------------
None                     N/A                         N/A                    N/A
----------------------------------------------------------------------------------------------

                                SINO-JP ASSETS MANAGEMENT CO., LTD.

                                            Directors
                                            ---------
----------------------------------------------------------------------------------------------
    Name and Title                Address            Principal Occupation      Citizenship
----------------------------------------------------------------------------------------------
Wellen Sham              Room 601, Lane 1398,        Merchant               USA
Director                 Uptown No. 3, Gubei Road,
                         Gubei New Area, Shanghai
                         200336, China
------------------------ --------------------------- ---------------------- ------------------
Ryoji Furukawa           The Imperial Hotel Tower,   Merchant               Japan
Director                 17F, 1-1-1,
                         Uchi-saiwaicho,
                         Chiyoda-ku, Tokyo, Japan
------------------------ --------------------------- ---------------------- ------------------
Takehiko Wakayama        15-14                       Merchant               Japan
Director                 Hoshigaoka-motmachi,
                         Chikusa-ku, Nagoya,
                         464-0802, Japan
----------------------------------------------------------------------------------------------

                                       9

                                          Executive Officers
                                          ------------------
----------------------------------------------------------------------------------------------
    Name and Title                Address            Principal Occupation      Citizenship
----------------------------------------------------------------------------------------------

None                     N/A                         N/A                    N/A
----------------------------------------------------------------------------------------------

                                       10

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    September 24, 2004

                                             SINO-JP FUND CO., LTD.

                                             By:    /s/ Ryoji Furukawa
                                                    ------------------
                                             Name:  Ryoji Furukawa
                                             Title: Director

                                             SINO-JP ASSETS MANAGMENT CO., LTD.

                                             By:    /s/ Ryoji Furukawa
                                                    ------------------
                                             Name:  Ryoji Furukawa
                                             Title: Director

                                             EXPERT TIME HOLDINGS LIMITED

                                             By:    /s/ Wellen Sham
                                                    ---------------
                                             Name:  Wellen Sham
                                             Title: Director

                                             WELLEN SHAM

                                             /s/ Wellen Sham
                                             ---------------

                                       11